July 5, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MRI Interventions, Inc. Registration Statement on Form S-1 File No. 333-218960 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, MRI Interventions, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-1, File Number 333-218960, so that it will be declared effective on July 7, 2017 at 5:00 p.m. Eastern Time, or as soon as practicable thereafter.

The Company requests that it be notified of such effectiveness by a telephone call to Richard F. Mattern of Bass, Berry & Sims PLC at 901-543-5933.

Sincerely,

MRI Interventions, Inc.

By:	/s/ Harold A. Hurwitz
Name:	Harold A. Hurwitz
Title:	Chief Financial Officer and Secretary